EX-28.g.1.ii

June 1, 2006

Bridgeway Funds Inc.

Re:	Custodian Services Fees

Dear Sir/Madam:

This letter constitutes our agreement with respect to compensation to be paid to PFPC Trust Company (“PFPC Trust”) under the terms of a Custodian Services Agreement dated as of June 1, 2006 between PFPC Trust and Bridgeway Funds Inc. (“you” or the “Fund”), as amended from time to time (the “Agreement”) for services provided on behalf of each of the Fund’s portfolios (the “Portfolios”). Pursuant to Paragraph 11 of the Agreement, and in consideration of the services to be provided to each Portfolio, you will pay PFPC Trust certain fees and out-of-pocket and other charges as follows:

Asset Based Fees:

The following fee will be calculated daily based upon each Portfolio’s average gross assets and payable monthly, in the following amounts:

0.2 basis points (.002%) of average gross assets.

Transaction Charges:

A transaction includes buys, sells, calls, puts, maturities, free deliveries, free receipts, exercised or expired options, opened or closed short sales and the movement for each piece of underlying collateral for a repurchase agreement, etc.

DTC/Fed book entry	$5.00
Paydowns	$4.50
Physical certificate	$20.00
Options contract (buys)	$5.00
Options contract (exercises)	$5.00
Options contract (expired)	no charge
Futures margin variation	$5.00
Repurchase agreement	$10.00

Short sale	$15.00
Wires/cash distributions	$5.00
Third-party foreign exchange	$50.00
Trade revision/cancellation	$15.00

Fees and Transaction Charges for Non-U.S. Securities:

Fees and expenses relating to foreign custody, including without limitation market specific asset based fees and transaction fees, are attached hereto as Schedule A. The fees and expenses set forth in Schedule A are in addition to the other fees and expenses set forth in this letter and may be changed by PFPC Trust upon notice to the Fund.

Out-of-Pocket and Other Charges:

PFPC Trust’s out-of-pocket and other charges, include, but are not limited to, global custody fees and charges, data warehouse access fees, federal express delivery, data transmissions, conversion and deconversion amounts, check processing fees, tax processing and filing fees, $2 per month holdings charge per security, $50 per third party currency movement (unless foreign exchange is directed to PFPC Trust), segregated accounts and federal reserve wire fees.

Miscellaneous:

With respect to any daily net overdrawn cash balances for a Portfolio, a monthly charge shall be assessed based on 125% of the average federal funds rate for that month.

PFPC Trust will, with respect to sweep earnings from the sweep of net excess cash balances performed pursuant to the Agreement, credit the Fund with such sweep earnings on a monthly basis (less .25% of assets swept as a service fee to PFPC Trust).

PFPC Trust shall be entitled to deduct its fees and charges from the applicable Portfolio’s account monthly when due, provided that PFPC Trust shall promptly account for such fees and charges to the Fund. Adjustments to such fees and charges (if any) will be made in the next monthly payment period.

PFPC Trust has made the following assumptions in preparing this fee letter: (i) trade information will be transmitted electronically to PFPC Trust; (ii) any securities lending activity will utilize PFPC Trust as the Fund’s securities lending agent pursuant to PFPC Trust’s standard securities lending program; and (iii) daily and monthly reports will be accessed via PFPC Trust’s on-line data warehouse. Any material departure from these assumptions may result in a fee adjustment at the discretion of PFPC Trust.

After the one year anniversary of the effective date of the Agreement, PFPC Trust may adjust the fees described in this letter once per calendar year, upon thirty (30) days’ prior written notice in an amount not to exceed the cumulative percentage increase in the Consumer Price Index for All Urban Consumers (CPI-U) U.S. City Average, All items (unadjusted)—(1982-84=100), published by the U.S. Department of Labor since the last such adjustment in PFPC Trust’s fees (or the effective date of the Agreement absent such a prior adjustment).

The fee for the period from the day of the year this fee letter is entered into until the end of that year shall be prorated according to the proportion which such period bears to the full annual period.

If the foregoing accurately sets forth our agreement and you intend to be legally bound thereby, please execute a copy of this letter and return it to us.

Very truly yours,

PFPC TRUST COMPANY

By: /s/ Edward A. Smith

Name: Edward A. Smith

Title: Vice President

Agreed and Accepted:

BRIDGEWAY FUNDS, INC.

By: /s/ Michael D. Mulcahy

Name: Michael D. Mulcahy

Title: President

SCHEDULE A

Asset Based Fees and Transaction Charges for Non-U.S. Securities:

The following annual fee schedule will be calculated daily based upon the total gross assets of each portfolio and payable monthly:

Market	Asset-based fee on average gross assets for non U. S. securities (basis points)	Transaction charges for non U.S. securities (USD)
Argentina	15	50
Australia	3	50
Austria	7	75
Belgium	5	35
Botswana	55	125
Brazil – includes local administration	18	50
Canada	3	25
Cedel/Euroclear	2	20
Chile – not including local administration	20	75
China	50	85
Colombia – not including local administration	50	85
Czech Republic	25	60
Denmark	6	60
Ecuador	40	110
Egypt	45	120
Finland	4	50
France	5	50
Germany	5	50
Greece	50	85
Hong Kong	5	50
Hungary	45	120
India	45	120
Indonesia	25	50
Ireland	3	35
Israel	20	50
Italy	4	40
Japan	3	30
Jordan	50	90
Korea	12	40

Malaysia	10	50
Mexico	6	35
Morocco	45	120
Netherlands	4	40
New Zealand	5	50
Norway	8	50
Pakistan	50	85
Peru	40	90
Philippines	12	60
Poland	35	60
Portugal	20	50
Russia (Min Fin Bds only)	45	90
Singapore	6	80
South Africa	6	40
Spain	6	40
Sri Lanka	20	60
Sweden	4	40
Switzerland	4	45
Taiwan	20	80
Thailand	8	50
Turkey	20	50
United Kingdom	3	25
Uruguay	40	125
Venezuela	40	125
Zimbabwe	55	175